                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No._______.)*

                       Horizon Financial Services Corporation
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     44041Q101
                     ------------------------------------------
                                   (CUSIP Number)

       Gerald M. Kirke, 1776 West Lakes Parkway, West Des Moines, IA  50398
                                   (515)246-1776
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  August 14, 1998
            ----------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 6
CUSIP NO. 44041Q101

1)   Names of Reporting Person
     S.S. Identification No. of Above Person

     Gerald M. Kirke     ###-##-####

______________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   / /
     (b)   /X/
______________________________________________________________________________
3)   SEC Use Only
______________________________________________________________________________
4)   Source of Funds*   PF
______________________________________________________________________________
5)   Check if Disclosure of Legal Proceedings is  Required Pursuant to
     Items 2(d) or 2(e)
          Not Applicable
______________________________________________________________________________
6)   Citizenship or Place of Organization-United States of America

______________________________________________________________________________

 Number of Shares        7)   Sole Voting Power               85,500
 Beneficially Owned
 by Each Reporting
 Person With             8)   Shared Voting Power             0



                         9)   Sole Dispositive Power          85,500


                         10)  Shared Dispositive Power        0

______________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person    85,500
______________________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /
______________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)      9.7%
______________________________________________________________________________
14)  Type of Reporting Person*:    IN

Item 1.     Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The Issuer's Shares are traded over-the-counter and are traded on the NASDAQ Small Cap Market under the symbol "HZFS." The principal executive offices of the Issuer are located at 301 First Avenue East, Oskaloosa, Iowa

Item 2.     Identity and Background.

(a) through (f).  This Statement is being filed by Gerald M. Kirke ("Kirke").

         Name            Business Address              Principal Occupation
-------------------------------------------------------------------------------
Gerald M. Kirke          1776 West Lakes Parkway       Consultant/Private
                         West Des Moines, IA  50398    Investor

During the past five years Kirke has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result has not been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Kirke's purchases of the Shares reported on this Schedule 13D were made with personal funds in the aggregate amount of $1,349,125.00.

Item 4.     Purpose of Transaction.

The Shares purchased by Kirke have been acquired and are being held solely for investment purposes. Kirke believes that the Shares represent an attractive investment opportunity at this time. Kirke may make additional purchases of Shares for investment in the open market, in privately negotiated transactions, or from the Issuer, subject to state and federal regulatory requirements and certain provisions of the Issuer's Certificate of Incorporation and Bylaws, and depending on Kirke's evaluation of the Issuer's business, prospects, and financial condition, the market for the Shares, other opportunities available to Kirke, prospects for Kirke's own activities, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, Kirke may decide to sell all or part of his investment in the Shares, although Kirke has no current intention to do so.

As part of Kirke's ongoing assessment of his investment in the Issuer, Kirke reserves the right to contact and meet with management of the Issuer in the future. As of the date of this Schedule 13D, Kirke has not engaged in discussions with management of the Issuer.

Although Kirke's purchase of Shares has been made solely for personal investment purposes, at some future time Kirke may decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. Kirke has not made a decision to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

Except as otherwise set forth herein, Kirke has no present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Kirke owns directly 85,500 Shares, representing 9.7% of the class outstanding.

(b) Kirke has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by him. Kirke retains the absolute right to vote and dispose of his Shares as he determines.

(c) The following table describes any transactions in the Shares effected during the past 60 days, all of which, except as noted, were affected in the open market:

SHARE TRANSACTIONS EFFECTED BY KIRKE.


     Date of             Number of           Purchase Price
     Purchase         Shares Purchased           per Share
------------------------------------------------------------------------
     07-06-98               7,000                 $ 15.50
     07-10-98               8,000                 $ 15.625
     07-20-98               3,700                 $ 15.75
     08-04-98              24,800                 $ 15.75
     08-14-98              42,000                 $ 15.875
                          -------
     TOTAL                85,500
------------------------------------------------------------------------


(d) No person other than Kirke has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Kirke.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, Kirke has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

None.

                                     SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Dated :  August 21, 1998                        /s/ Gerald M. Kirke
                                               --------------------------------
                                                Gerald M. Kirke












                                       6